UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 17, 2009**

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 – Entry into a Material Definitive Agreement.

On February 20, 2009, Sonoma Valley Bancorp (the "Company"), entered into a Letter Agreement, including a Securities Purchase Agreement - Standard Terms incorporated therein (collectively, the "Agreement"), with the United States Department of the Treasury (the "Treasury") pursuant to the Troubled Asset Relief Program Capital Purchase Program (the "Capital Purchase Program"). A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. Under the terms of the Agreement, the Company issued to the Treasury, on February 20, 2009, 8,653 shares of senior preferred stock (Series A Preferred Stock as defined below) and a warrant (the "Warrant") to acquire up to 433.00433 shares of a separate series of senior preferred stock (Series B Preferred Stock as defined below) for an aggregate purchase price of $8,653,000, pursuant to the standard Capital Purchase Program terms and conditions for non-public companies as described and set forth in the Agreement and the Warrant. Pursuant to the terms of the Warrant, the Treasury exercised the Warrant on February 20, 2009 and paid the exercise price by having the Company withhold, from the shares of Series B Preferred Stock that would otherwise be delivered to the Treasury upon such exercise, shares of Series B Preferred Stock issuable upon exercise of the Warrant with an aggregate liquidation amount equal in value to the aggregate exercise price of $4.33. A copy of the Warrant is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The senior preferred stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and at a rate of 9% per year thereafter, but will be paid only if, as and when declared by the Company's board of directors. The Series A Preferred Stock has no maturity date and ranks senior to the Common Stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series A Preferred Stock is generally non-voting, other than class voting on certain matters that could adversely affect the Series A Preferred Stock. The Series B Preferred Stock has the same rights, preferences, privileges, and voting rights as the Series A Preferred Stock, except that the Series B Preferred Stock will pay dividends immediately at the rate of 9% per year and may not be redeemed until all the Series A Preferred Stock has been redeemed.

The Agreement contains limitations on certain actions of the Company, including, but not limited to, payment of dividends, redemptions and acquisitions of Company equity securities, and compensation of senior executive officers.

The foregoing discussion is a summary of material terms and is qualified in its entirety by the complete provision of the Agreement and the other transaction documents. Please refer to the documents incorporated herein by reference for the complete terms and provisions of the transaction documents, including limitations on certain actions of the Company.

Item 3.02 – Unregistered Sales of Equity Securities.

The description under "Item 1.01 – Entry into a Material Definitive Agreement" of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.03 – Material Modification to Rights of Security Holders.

On February 17, 2009, the Company filed a Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A with the Secretary of State of the State of California for the purpose of amending its Articles of Incorporation to establish the terms, rights, obligations and preferences of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock").

On February 17, 2009, the Company filed a Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series B with the Secretary of State of the State of California for the purpose of amending its Articles of Incorporation to establish the terms, rights, obligations and preferences of the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock" together with the Series A Preferred Stock, the "Preferred Stock").

On February 20, 2009, the Company sold the Series A Preferred Stock and Warrant to acquire the Series B Preferred Stock to the United States Department of the Treasury as described in Item 1.01 above.

Pursuant to the terms of the filed Certificate of Determinations for the Preferred Stock, until the third anniversary of the sale of the Preferred Stock, unless the Company has redeemed the Preferred Stock or the holder has transferred the Preferred Stock to a third party, the Company may not increase its Common Stock cash dividends or repurchase Common Stock or other equity securities (subject to certain limited exceptions) without such holder's approval.

In addition, under the Certificate of Determinations, the Company's ability to declare or pay dividends or repurchase the Company's Common Stock or other equity or capital securities will be subject to restrictions in the event that the Company fails to declare and pay (or set aside for payment) full dividends on the Preferred Stock. In the event that dividends payable on the Preferred Stock have not been paid for the equivalent of six or more quarters, whether or not consecutive, the holder of the Preferred Stock will have the right to elect two members to the Company's board of directors.

A copy of each the Certificate of Determination is being filed as Exhibit 3.2 and Exhibit 3.3 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 18, 2009, Sean Cutting, age 39, was appointed Chief Executive Officer of the Company. Mr. Cutting has been the President, Chief Administrative Officer and Chief Lending Officer of Sonoma Valley Bank (the "Bank"), the Company's wholly-owned subsidiary, since January 2008; Executive Vice President, Chief Lending Officer of the Bank since June 2006; Senior Vice President and Chief Lending Officer of the Bank since August 2003; Vice President and Loan Group Manager of the Bank since April 2003 and Vice President and Commercial Loan Officer of the Bank since June 2002. Prior to joining the Bank, Mr. Cutting was an Investment Consultant with Citicorp Investment Services and Liberty Financial Companies before earning his MBA from the Marshall School of Business at USC in 1997. He then worked for several international banks, including Bank of Montreal in Los Angeles and ABN AMRO in San Francisco. Mr. Cutting attended local Sonoma Valley schools and graduated from UCLA in 1991.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 17, 2009, the Company filed with the Secretary of State of the State of California a Certificate of Amendment of Articles of Incorporation of Sonoma Valley Bancorp (the "Articles") to authorize the issuance of up to 2 million shares of blank check Preferred Stock. A copy of the proposed Articles related to the authorization of the Preferred Stock was previously set forth in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on January 21, 2009, and was subsequently approved by the required vote of the Company's shareholders on February 11, 2009.

Item 9.01 -- Financial Statements and Exhibits

Exhibit No.   Exhibit Description

3.1   Certificate of Amendment of Articles of Incorporation of Sonoma Valley Bancorp, as filed with the Secretary of State of the State of California on February 17, 2009

3.2   Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, as filed with the Secretary of State of the State of California on February 17, 2009

3.3   Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, as filed with the Secretary of State of the State of California on February 17, 2009

4.1   Warrant to Purchase 433.00433 shares of Series B Preferred Stock, dated February 20, 2009, issued to the United States Department of the Treasury.

10.1   Letter Agreement, dated February 20, 2009, including Securities Purchase Agreement – Standard Terms attached thereto as Exhibit A, between Sonoma Valley Bancorp and the United States Department of the Treasury

10.2   Form of Senior Executive Waiver executed by each of Sean Cutting, Mary Dieter Smith and Cathleen Gorham, dated as of February 20, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: February 12, 2009   /s/Mary Dieter Smith
                                     Mary Dieter Smith,
                                     Chief Financial Officer